

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2018

Mauricio Ramos
President and Chief Executive Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

> **Re: Millicom International Cellular S.A.**
> **Draft Registration Statement on Form 20-F**
> **Submitted August 17, 2018**
> **CIK No. 0000912958**

Dear Mr. Ramos:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F

Risk Factors
Kinnevik AB owns a significant amount of MIC S.A.'s shares, giving it substantial management influence..., page 26

1. Disclose here that this concentration of voting power could, at some point in the future, result in the Company becoming a controlled company based upon the relevant exchange listing rule.

<u>The Company is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares, page 27</u>

2.   Include risk factor disclosure as to how the Company's corporate governance practices differ from those of U.S. issuers. For example, disclose whether the relevant U.S. stock exchange listing rules require listed U.S. issuers to have an independent majority of the board of directors and maintain a nominating and corporate governance committee comprised entirely of independent directors. Similarly, address the material differences regarding shareholder rights and directors' fiduciary duties between Luxembourg and U.S. corporate law.

<u>Business Overview</u>
<u>Introduction, page 31</u>

3.   Explain the Company's reasons for divesting its operations in Rwanda and Senegal in 2018. For example, disclose whether the divestiture was part of a broader strategy to focus the Company's operations in the Latin American markets, and if so, why. Refer to Item 4(A)(4) of Form 20-F.

<u>Regulation, page 39</u>

4.   Revise your discussion here to include greater detail regarding the material effects of the applicable government regulations on your business. In this respect, we note by way of example only, your disclosure on page 43 addressing certain regulatory caps to wholesale rates on mobile services and the extension to the expiration of mobile data allowances that have affected your operations in the past.

<u>Organizational Structure, page 41</u>

5.   With respect to your listing of the Company's significant subsidiaries, we note that you have structured your operations in Guatemala, Honduras, and Ghana as joint ventures. Briefly disclose the purpose of structuring and conducting your operations in these three countries as joint ventures. Similarly, clarify the proportion of voting power you hold for each joint venture.

<u>Results of Operations, page 47</u>

6.   Revise your disclosure to address how your Latin America service revenue growth has been significantly driven by your operations in Colombia. Include a narrative discussion of management's view of what the improvements in Colombia are attributable to.

<u>Trend Information, page 64</u>

7.   We note your cross-reference to Item 5 for a discussion of trend information. Please revise to clearly disclose, here or in Item 5, any known trends or uncertainties that are reasonably likely to have a material effect on your operating results or financial

condition. We note your discussion on page 35 regarding trends in your Latin America segment.

Offer and Listing Details, page 81

8.   Clarify in an explanatory note that the graph on page 81 shows the stock price history of your common shares in the principal trading market, which appears to be the Nasdaq Stockholm. If true, confirm that the listing price of your shares will be determined by the current price of your shares listed on the Nasdaq Stockholm.

Unaudited Interim Condensed Consolidated Financial Statements as of and for the six-month periods ended June 30, 2018 and 2017, page F-1

9.   We note in the risk factor on page 25 that there are limitations on the ability of your operating subsidiaries and joint ventures to provide funds to MIC S.A. Please explain to us whether the disclosures called for in 4-08(e)(3) of Regulation S-X and condensed financial information of the registrant called for in 5-04(c) and 12-04 of Regulation S-X are applicable.

2. Summary of Consolidation and Accounting Policies, page F-8

10.   We note your principal-agent disclosure on page F-10. Please describe for us the specific types of arrangements where you may act as an agent rather than a principal. Reference paragraph 119(c) of IFRS 15.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications